SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment __)*

Occidental Petroleum Corporation
(Name of Issuer)

Common Stock, par value $0.20 per share
(Title of Class of Securities)

674599105
 (CUSIP Number)

Andrew Langham
Icahn Capital LP
16690 Collins Avenue
Sunny Isles Beach, FL 33160
(305) 422-4100

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 10, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
High River Limited Partnership

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
  17,725,454

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
  17,725,454

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  17,725,454

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.98%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
Hopper Investments LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
  17,725,454

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
  17,725,454

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  17,725,454

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.98%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
Barberry Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
  17,725,454

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
  17,725,454

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  17,725,454

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.98%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
 29,477,738

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
 29,477,738

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 29,477,738

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.29%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
Icahn Offshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 29,477,738

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 29,477,738

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 29,477,738

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.29%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
Icahn Partners LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
 41,424,079

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
 41,424,079

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 41,424,079

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  4.63%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
Icahn Onshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 41,424,079

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 41,424,079

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 41,424,079

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 4.63%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
Icahn Capital LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 70,901,817

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 70,901,817

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 70,901,817

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.92%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
IPH GP LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 70,901,817

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 70,901,817

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 70,901,817

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.92%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 70,901,817

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 70,901,817

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 70,901,817

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.92%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 70,901,817

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 70,901,817

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 70,901,817

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.92%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
Beckton Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 70,901,817

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 70,901,817

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 70,901,817

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.92%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 674599105

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 88,627,271

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 88,627,271

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 88,627,271

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.90%

14 TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to the shares of Common Stock, par value $0.20 per share (“Shares”), issued by Occidental Petroleum Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5 Greenway Plaza, Suite 110, Houston, Texas 77046.

Item 2. Identity and Background

The persons filing this statement are High River Limited Partnership (“High River”), Hopper Investments LLC (“Hopper”), Barberry Corp. (“Barberry”), Icahn Partners Master Fund LP (“Icahn Master”), Icahn Offshore LP (“Icahn Offshore”), Icahn Partners LP (“Icahn Partners”), Icahn Onshore LP (“Icahn Onshore”), Icahn Capital LP (“Icahn Capital”), IPH GP LLC (“IPH”), Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”), Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

The principal business address of each of (i) High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Master, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is 16690 Collins Avenue, Sunny Isles Beach, FL 33160, and (ii) Mr. Icahn is c/o Icahn Associates Holding LLC, 16690 Collins Avenue, Sunny Isles Beach, FL 33160.

Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of Icahn Master. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 91.3% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. (“Icahn Enterprises”). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River. Each of Icahn Master and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of Icahn Master. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

Carl C. Icahn's present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners and Icahn Master, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a Nasdaq listed diversified holding company engaged in a variety of businesses, including investment management, metals, energy, automotive, real estate, food packaging, and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 88,627,271 Shares, which were purchased by the Reporting Persons for an aggregate purchase price of approximately $2.21 billion.

The source of funding for the Shares held by the Reporting Persons was the general working capital of the respective purchasers. The Shares held by the Reporting Persons are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of such Shares was obtained through margin borrowing.

Item 4. Purpose of Transaction

The Reporting Persons acquired their positions in the Shares in the belief that the Shares were undervalued.  The Reporting Persons believe the Issuer’s merger with Anadarko Petroleum was a terrible transaction and the Issuer’s CEO and Board of Directors must be held accountable for the historic loss in stockholder value that has seen the Issuer’s share price plummet from almost $70 to $12 in less than a year and which has resulted in the destruction of over $47 billion in stockholder value, which is a decrease of an amazing 83%.  It is one of the worst disasters in financial history and we believe the CEO and Board must be held accountable, and the Board must be replaced.

In the near term, critical decisions must be made to ensure OXY’s long-term viability, but most importantly, OXY needs a Board that prioritizes stockholder value ahead of their own personal interests.  Although Chairman Batchelder is leaving the Board and is not standing for reelection, he alone is not responsible for losing over $47 billion in stockholder value.  The whole Board is responsible for allowing this unconscionable deal and we believe the Board cynically gambled stockholder value to prevent stockholders from seeing a possible bid from a well-capitalized, interested acquiror.

In the near- to medium-term, we believe WTI will meaningfully recover, and because of the industry consolidation we believe will occur, we expect strong bids to emerge for OXY.  At that time, we will need a Board that will encourage, not discourage, potential bids, and who will allow shareholders to decide whether or not to accept them.

The Issuer’s CEO and Board unanimously voted to roll the dice and bet the Company by risking stockholder money on a disastrous acquisition.  They lost the bet. They have egregiously failed OXY stockholders and should be removed.  In other cultures, they would have the dignity to resign, or worse; in the army they would be court-martialed; but here, they will probably award bonuses to themselves because the value of their stock grants collapsed.  If we allow them to remain, then corporate democracy is a complete travesty.

The Reporting Persons intend to seek Board representation to represent all stockholders and have notified the Issuer of their intent to nominate directors at the Issuer’s 2020 Annual Meeting of Stockholders.   We also intend to present stockholder proposals to amend the Issuer’s Certificate and Bylaws to improve OXY’s restrictive corporate governance that currently serves the incumbent Board of Directors to the detriment of fundamental stockholder rights.  In connection with the foregoing, the Reporting Persons have spoken to, and intend to speak with, representatives of the Issuer's Board and management, as well as to other stockholders.

The Reporting Persons are considering all their options and, while they have no present plan to do so (except as otherwise disclosed in this Item 4), they reserve the right and are considering whether to propose other transactions which relate to or would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer and/or its affiliates (collectively, "Securities") in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 88,627,271 Shares, representing approximately 9.90% of the Issuer's outstanding Shares (based on the 895,224,961 Shares outstanding as of January 31, 2020, as disclosed by the Issuer in the Issuer’s Form 10-K for the year ended December 31, 2019.

(b) High River has sole voting power and sole dispositive power with regard to  17,725,454 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 29,477,738 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 41,424,079 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the “Act”) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share ($)
High River Limited Partnership	3/9/2020	4,436,000	17.11
High River Limited Partnership	3/10/2020	5,849,629	13.62
High River Limited Partnership	03/11/2020	2,925,454	12.68

Icahn Partners LP	3/9/2020	10,362,713	17.11
Icahn Partners LP	3/10/2020	13,670,482	13.62
Icahn Partners LP	03/11/2020	6,836,736	12.68

Icahn Partners Master Fund LP	3/9/2020	7,381,287	17.11
Icahn Partners Master Fund LP	03/10/2020	9,728,035	13.62
Icahn Partners Master Fund LP	03/11/2020	4,865,081	12.68

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1	Joint Filing Agreement of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2020

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D – Occidental Petroleum Corporation]

EXHIBIT 1
 JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of Occidental Petroleum Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 12th day of March, 2020.

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Joint Filing Agreement to Schedule 13D – Occidental Petroleum Corporation]

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Holding LLC, 16690 Collins Avenue, Sunny Isles Beach, FL 33160. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

ICAHN PARTNERS MASTER FUND LP

Name	Position
Icahn Offshore LP	General Partner
Carl C. Icahn	Chief Executive Officer
Keith Cozza	Chief Operating Officer
Anthony Canova	Chief Financial Officer
Irene March	Executive Vice President; Chief Compliance Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory

ICAHN PARTNERS LP

Name	Position
Icahn Onshore LP	General Partner
Carl C. Icahn	Chief Executive Officer
Keith Cozza	Chief Operating Officer
Anthony Canova	Chief Financial Officer
Irene March	Executive Vice President; Chief Compliance Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory

ICAHN ONSHORE LP
ICAHN OFFSHORE LP

Name	Position
Icahn Capital LP	General Partner
Carl C. Icahn	Chief Executive Officer
Keith Cozza	Chief Operating Officer
Anthony Canova	Chief Financial Officer
Irene March	Executive Vice President; Chief Compliance Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory

ICAHN CAPITAL LP

Name	Position
IPH GP LLC	General Partner
Carl C. Icahn	Chief Executive Officer
Keith Cozza	Chief Operating Officer
Anthony Canova	Chief Financial Officer
Irene March	Executive Vice President; Chief Compliance Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory

IPH GP LLC

Name	Position
Icahn Enterprises Holdings L.P.	Sole Member
Carl C. Icahn	Chief Executive Officer
Keith Cozza	Chief Operating Officer
Anthony Canova	Chief Financial Officer
Irene March	Executive Vice President; Chief Compliance Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory

ICAHN ENTERPRISES HOLDINGS L.P.

Name	Position
Icahn Enterprises G.P. Inc.	General Partner

ICAHN ENTERPRISES G.P. INC.

Name	Position
Carl C. Icahn	Chairman
Alvin B. Krongard	Director
Denise Barton	Director
Keith Cozza	Director; Chief Executive Officer
SungHwan Cho	Director; Chief Financial Officer
Michael Nevin	Director; Managing Director
Peter Reck	Principal Accounting Officer; Secretary
Craig Pettit	Vice President of Tax Administration

BECKTON CORP.

Name	Position
Carl C. Icahn	Chairman of the Board; President
Jordan Bleznick	Vice President/Taxes
Edward E. Mattner	Authorized Signatory
Keith Cozza	Secretary; Treasurer
Irene March	Vice President
Rowella Asuncion-Gumabong	Vice President

HIGH RIVER LIMITED PARTNERSHIP

Name	Position
Hopper Investments LLC	General Partner

HOPPER INVESTMENTS LLC

Name	Position
Barberry Corp	Member
Edward E. Mattner	Authorized Signatory
Irene March	Vice President; Authorized Signatory
Rowella Asuncion-Gumabong	Vice President
Anthony Canova	Authorized Signatory

BARBERRY CORP.

Name	Position
Carl C. Icahn	Chairman of the Board; President
Gail Golden	Vice President; Authorized Signatory
Jordan Bleznick	Vice President/Taxes
Anthony Canova	Authorized Signatory
Irene March	Vice President; Authorized Signatory
Edward E. Mattner	Authorized Signatory
Keith Cozza	Secretary; Treasurer
Rowella Asuncion-Gumabong	Vice President